

Mail Stop 4720

October 20, 2009

By U.S. Mail and facsimile (219) 836-2396
Mr. David A. Bochnowski
Chairman of the Board and Chief Executive Officer
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321

Re: NorthWest Indiana Bancorp
     Form 10-K for the fiscal year ended December 31, 2008
     Form 10-Q for the quarterly period ended March 31, 2009
     Form 10-Q for the quarterly period ended June 30, 2009
     File No. 000-26128

Dear Mr. Bochnowski:

        We have reviewed your response letter filed September 17, 2009 and have the following comments.

Form 10-Q for the quarterly period ended June 30, 2009
Item 1. Unaudited Financial Statements
Notes to Consolidated Financial Statements
Note 7. Adoption of New Accounting Standards
FSP FAS 115-2 and FAS 124-2, page 7

1. We note your response to comment 5 in our letter dated August 19, 2009 and your proposed disclosures for future filings in Exhibit D. These proposed disclosures continue to focus on management's intent and ability to hold these securities for the foreseeable future. Please confirm that you will revise your footnote disclosure to reconcile this old methodology to the new evaluation methodology, which should have been adopted in the second quarter of 2009. In preparing your revision, please refer to paragraph 7 of FSP FAS 115-2 and FAS 124-2 that modifies the assertion in your footnote and to the new recognition criteria in paragraphs 19 to 26 of the pronouncement.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Trust Preferred Securities, pages 14

2. We note your response to comment 7 of our letter dated August 19, 2009 that during the quarter ended June 30, 2009, two of the trust preferred securities were placed in "payment in kind" status resulting in the quarterly interest payments for the two securities being temporarily suspended. In order for us to better understand your disclosures in this regard, please tell us and revise future filings to disclose how these securities became "payment in kind status" and provide us with an enhanced description of the "payment in kind" features. Also please tell us, in more detail, how you considered the failure of the issuer of the security to make scheduled principal and interest payments in determining whether a credit loss exists. We note that this situation is specifically identified as a factor that should be considered in paragraph 25 of FSP FAS 115-2 and FAS 124-2.

3. As a related matter, we note your present value of cash flow calculation for these securities assumes that principal and interest payments will resume in March 2012 and September 2013. Please provide us with the objective evidence on which you relied to support the occurrence and timing of these assumptions. Alternatively, if you determine that these assumptions are not reasonably expected to occur, please revise your OTTI methodology accordingly.

4. We note your response to comment 7 of our letter dated August 19, 2009 as it relates to the discount rate used in your calculation of the present value of cash flows expected to be collected. Please tell us how you determined that the discount rate used is appropriate and consistent with paragraph 24 of FSP FAS 115-2 and FAS 124-2.

5. We note your response to comment 7 of our letter dated August 19, 2009 as it relates to the credit default assumptions used in your methodology for calculating the present value of cash flows expected to be collected. We also note that your pooled trust preferred securities have different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks and insurance companies in each trust and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2, we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption for all of your securities is not a reasonable methodology consistent with the guidance. Please explain in sufficient detail how your OTTI methodology for your pooled trust preferred securities used the specific collateral underlying each security as the basis for your credit deferral / default assumptions. Alternatively, if you determine that your methodology did not appropriately look to the specific credit characteristics of

the securities in developing their projected deferral / default assumptions, please revise your OTTI methodology accordingly.

6. We note your response to comment 7 of our letter dated August 19, 2009 and the proposed disclosures for future filings included in Exhibit E of your response filed September 17, 2009. Please tell us in more detail, and enhance your disclosures in future filings to describe, how excess subordination is calculated and its relationship to other column descriptions and specifically to expected deferrals/defaults. Also, for each security in question please tell us how the level of excess subordination was considered in your determination of whether these securities were other than temporarily impaired.

7. As a related matter, we note that the PreTSL XXVII C-1 security was in position of negative excess subordination at June 30, 2009, which would appear to indicate that the cash flows were not sufficient to support the amortized cost. If true, we would expect that a credit loss existed for this security which should have been recognized in the income statement. Please tell us what negative excess subordination indicates and how you considered the level of excess subordination in your determination of whether this particular security was other than temporarily impaired at June 30, 2009.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant